# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPECIAL OPPORTUNITIES FUND, INC., CIK 0000897802
CUSIP: 84741T401
Title of class of securities: 2.75% CONVERTIBLE PREFERRED C
Address of issuer's principal executive offices: C/O US BANCORP FUND SERVICES, LLC, C/O US BANCORP FUND SERVICES, LLC, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 10/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001665198-24-000005
Filed by CIK 0001665198

## Reporting persons
- Kovitz Investment Group Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,216,712.22; sole dispositive power 1,216,712.22; aggregate amount beneficially owned 1,216,712.22 (47.9% of the class)

## Item 1. Issuer
Name of issuer: SPECIAL OPPORTUNITIES FUND, INC.
Address of issuer's principal executive offices: C/O US BANCORP FUND SERVICES, LLC, C/O US BANCORP FUND SERVICES, LLC, MILWAUKEE, WISCONSIN, 53202.

## Item 2. Person Filing
Name of person filing: Kovitz Investment Group Partners, LLC
Address of principal business office or, if none, residence: 10 South Wacker Drive, Suite 2600, Chicago, IL 60606
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1216712.22
Percent of class: 47.9
Sole power to vote or to direct the vote: 1216712.22
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1216712.22
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kovitz Investment Group Partners, LLC: Jeremy Wilson, Chief Compliance Officer (11/06/2025)